NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker T: 202.689.2987 Andy.Tucker@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

June 30, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Dale Welcome
Andrew Blume
Patrick Fullem
Jay Ingram

RE:	AIRO Group, Inc.
Registration Statement on Form S-4
Filed June 2, 2023
File No. 333-272402

Ladies and Gentlemen:

On behalf of AIRO Group, Inc. (the “Company”), we are hereby responding to the letter dated June 26, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Registration Statement on Form S-4 filed on June 2, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission today, which includes revisions made to the Registration Statement in response to the Staff’s comments as well as additional changes required to update the disclosure contained in the Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Registration Statement on Form S-4 filed June 2, 2023

Backstop Agreements, page 26

1.	We note your response to prior comment 8. Please quantify the maximum potential impact on available working capital based on the maximum payout under the Meteora Backstop Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 74 of the Amended Registration Statement as requested to quantify that the maximum potential impact on available working capital based on the maximum payout under the forward purchase agreement is $79 million which is further detailed within Note 1 to the Unaudited Pro Forma Condensed Combined Financial Information.

Risk Factors

Even if this offering is successful, we will require substantial additional capital..., page 40

2.	Please revise your disclosure to clarify how long you expect your current capital to last if you are faced with the maximum redemptions and the purchase of shares by Meteora under the Backstop Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 40 of the Amended Registration Statement as requested to reflect that the current capital of Company in the maximum redemption with backstop scenario would last less than one year, in the event that no funds are accessed through the Meteora Backstop Agreement in the first year.

Timeline of the Business Combination, page 92

3.	We note your response to prior comment 18 and 19. Please clarify the basis for the initial $600 million valuation and explain the quantitative factors regarding why the valuation increased from what was initially offered. Also, discuss in greater detail the discounted cash flow analysis mentioned on page 93.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 93 of the Amended Registration Statement as requested.

Projected Financial Information, page 99

4.	We note your response to prior comment 10. Please revise to disclose all of the material assumptions underlying the projections. Also, disclose whether the projections are in line with historic operating trends and, if not, address why the change in trends is appropriate or assumptions are reasonable.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 100 of the Amended Registration Statement as requested.

Unaudited Pro Forma Condensed Combined Financial Information

Earnout Shares, page 127

5.	We note your response to prior comment 23. Based on your disclosure of scenarios (i) through (vi) on pages 127-128, it appears that the earnout award alternatives represent fixed monetary amounts, which are predominantly based on meeting specific revenue and EBITDA thresholds, that are settleable with a variable number of shares based on specific share-value dollar amounts (e.g. shares with a value equal to $66 million at the time the target is met). Please tell us in sufficient detail how you determined the earnout shares do not represent liabilities under ASC 480-10-25-14(b).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that when considering whether the earnouts represent liabilities under ASC 480-10-25-14, while the value of the share-value is fixed, the shares are variable based on when the target is met. The accounting for the Earnout Shares was evaluated under Accounting Standards Codification Topic 480, Distinguishing Liabilities from Equity, Derivatives and Hedging – Contracts in Entity’s Own Equity, to determine if the Earnout Shares should be classified as a liability or within equity. As part of that preliminary analysis, it was determined that the Earnout Shares subject to vesting do not meet the criteria in ASC 815-40 to be considered indexed to the Combined Company Common Stock. As result, the Earnout Shares will be classified as a liability. The Company further advises the Staff that we have revised our disclosure on pages 123 through 135 to reflect the earnouts as a liability.

2. Adjustments to Unaudited Pro Forma Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 129

6.	We note your responses to prior comments 24 and 25 and remind you that your pro forma adjustments should reflect transactions that have occurred or for which you have agreements in place. To the extent that you do not have formal agreements in place related to certain transactions, please remove the applicable pro forma effects from adjustments (5), (6), and (8).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have removed the $25.0 million financing proceeds from the Company’s expected bridge financing because there are no agreements in place. The Company is in the process of converting debt to equity with debt holders of contingent promissory notes and other contingent consideration. The conversion proposals have been finalized and definitive agreements are forthcoming. The conversion terms have been incorporated into the pro forma condensed combined financial statements on pages 123 through 135 of the Amended Registration Statement based on the final proposal terms. The Company will supplement such presentation in a future submission following receipt of signature on the final conversion agreements.

The Company further respectfully advises the Staff that it is a closing condition of the Business Combination Agreement that Kernel deliver $50 million in unencumbered cash at closing. While there are no signed agreements in place, the parties are pursuing avenues to raise capital. If Kernel cannot raise $50 million, the Business Combination will not close unless AIRO agrees to waive the unencumbered cash closing condition. Thus, the Company respectfully advises the Staff that it has not revised its presentation to remove the pro forma effect of such adjustment, as in the event there are no such adjustments, the transaction will not close. If AIRO were to waive the unencumbered cash closing condition, the pro forma information will be revised to remove this adjustment.

7.	Please expand pro forma adjustment (5), disclosed on page 133, to clearly reconcile each component of the adjustment to the face of your pro forma balance sheet.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in Note 5 to the Unaudited Pro Forma Condensed Combined Financial Information on pages 123 through 135 of the Amended Registration Statement as requested.

8.	We note your response to prior comment 26. Please tell us in sufficient detail and revise your disclosures to explain how you determined the $10.00 per share value of ParentCo common stock used in the settlement of your extension loans.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 134 of the Amended Registration Statement as requested.

9.	We note your response to prior comment 27. Please address the following comments related to the Meteora Backstop Agreement:

●	On pages 27 and 130, you state that “the maximum value of the agreement liability at settlement date under conditions of the contract as if they occurred at the reporting date is a liability of $19.3 million (i.e. 7,700,000 shares unsold at the reporting date x $2.50).” Please reconcile this statement with your disclosure on pages 11 and 87 that states that “at maturity, an amount equal to $2.50 per share that remains in the transaction, but no more than $2,500,000 in the aggregate, will be payable to Meteora in shares.” As part of your response, please tell us the maximum amount in shares and/or cash you will be required to repay Meteora and revise your disclosure accordingly to clarify this provision in the agreement. Additionally, please tell us if, and if so, how the $2.50 per share payable to Meteora in shares, at the maturity date, is factored into your valuation of the forward purchase agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that that it has revised the disclosure on pages 11, 27, 87, and 129 of the Amended Registration Statement as requested.

With regard to the valuation of the Forward Purchase Agreement, the “Maturity Consideration” is part of the third-party valuation but does not factor into the computation unless the valuation of the outstanding shares are less than the “Maturity Consideration”. At that time, the presentation would be as a liability.

●	We note that you intend to initially record the transaction as a forward purchase receivable that is classified as a non-current asset. We also note your disclosure on page 131 that you made a cash payment to Meteora as a prepayment for their purchase of your shares prior to closing and the journal entries provided as part of your response also characterize the prepayment as a cash payment to Meteora. However, per review of exhibit 10.8 (Forward Purchase Agreement, dated February 28, 2023), the prepayment cash was placed into escrow until the valuation date. Please tell us how you determined that this prepayment should be reflected as a receivable and clarify your disclosures as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that that it has revised the disclosure on page 131 of the Amended Registration Statement as requested.

The Company further advises the Staff that no cash payment will be made to Meteora prior to the closing of the Business Combination. The cash payment amount to be made to Meteora is determined by the number of shares purchased by Meteora prior to the Business Combination. After the business combination, the cash payment amount is paid directly by the Trust Account to an escrow account (at Meteora’s discretion) for the benefit of Meteora to be able to purchase the shares from the shareholders that intend to redeem at the closing of the transaction. The cash payment amount is not being valued – the probability of the number of shares being sold prior to the termination of the contract is the Binomial Option Pricing Model which is treated as a receivable, because there is an expectation of money being paid to the Company as shares are sold in the open market by Meteora.

●

Given that the forward purchase agreement will be prepaid, please tell us in sufficient detail how you determined that this transaction should be accounted for under ASC 480. Additionally, since you did not address this comment in your last response, please tell us what consideration you gave to accounting for the agreement as a hybrid financial instrument consisting of a loan and an embedded forward purchase contract, with the contract possibly requiring bifurcation as an embedded derivative under ASC 815. In this regard, we note that on the maturity date, Meteora may require that you repurchase all of the shares held by Meteora and Meteora will be entitled to an additional $2.50 per share purchased with such amount being payable in shares of your common stock. Please tell us how this future obligation has been considered in your analysis.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that that it considered the following factors in its determination that this transaction should be accounted for under ASC 480.

Discussion and Analysis

Identifying the Unit of Account(s)

The Company evaluated the Forward Purchase Agreement under ASC 480-10 to determine whether it represents an obligation that would require the Company to classify the instrument as a liability at its fair value. ASC 480, however, only applies to freestanding equity-linked financial instruments, including those that comprise more than one option or forward contract. ASC 480-10-20 states that for a financial instrument to be considered “freestanding,” the instrument must meet either of the following conditions:

1. It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions;

2. It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.

The rights, obligations or instruments can be separated, including consideration of any transferability provisions or restrictions in the legal documents constituting the transaction. Unit structures may include a combination of (1) a debt or equity security and (2) an equity (e.g., warrant) contract to purchase the issuer’s common stock. In the case of the Forward Purchase Agreement, it was entered into separately and apart from any of the entity’s other financial instruments or equity transactions. It may be considered “attached” to the Business Combination agreement, but it will be deemed freestanding for the purposes of this analysis.

Evaluation of Forward Purchase Agreement

ASC 480-10 establishes the guidance for how an issuer classifies and measures certain financial instruments within its scope with characteristics of both liabilities and equity. Instruments within the scope of ASC 480-10 are required to be classified as either assets or liabilities. The following instruments are classified as liabilities pursuant to ASC 480-10:

1. ASC 480-10-25-4: A mandatorily redeemable financial instrument embodied by an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity.

Analysis: The Forward Purchase Agreement does not represent an unconditional obligation requiring the issuer to redeem the instruments (i.e., purchase is not certain to occur).

2. ASC 480-10-25-8: An entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:

a. It embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation; and

b. It requires or may require the issuer to settle the obligation by transferring assets.

Analysis: Management considered the Forward Purchase Agreement and determined that the Forward Purchase Agreement does conditionally obligate the Company to buy back some or all of its shares. Based on the Escrow section noted above, “On the Valuation Date, the Escrow Agent shall transfer to the Seller an amount in cash equal to the product of (x)(i) the Number of Shares less (b) the number of Terminated Shares (the “Matured Shares”) multiplied by (y) the Initial Price. The Seller shall transfer to the Escrow Agent for the benefit of the Counterparty the Number of Shares that remain in the Transaction less the Maturity Shares and the Penalty Shares.” Accordingly, the Company may become contingently obligated to repurchase the outlined shares and transfer cash from the escrow account. As such, this criterion is met.

Conclusion

Based on an evaluation of the above criteria, the Forward Purchase Agreement is within the scope of ASC 480-10 as the Company is conditionally obligated to repurchase the issuer’s equity shares and transfer cash. Management will further evaluate the measurement and disclosure of the Forward Purchase Agreement. The Forward Purchase Agreement should be accounted for as a receivable until the liability is known and measurable. In other words, it will not be a liability until, at any measurement date, the fair value is below the Maturity Consideration or at termination of the agreement when the Company is required to repurchase the unsold shares, if any.

Evaluation under ASC 815:

Using the process above and determining that the instrument was within the Scope of ASC 480-10, the Company did not perform any further analysis. If the instrument would have qualified as a hybrid instrument, under section ASC 815-15-25-4, a reporting entity may elect to account for an entire hybrid financial instrument at fair value. The Company would use this election.

Maturity Repurchase of Shares

As described above the “Maturity Consideration” is considered.

●	Please tell us what consideration you gave to including a risk factor regarding the potential decline in the valuation of this agreement given that based on your Binomial Option Pricing model, you have already determined that the probability of you receiving the amount paid to Meteora at closing over the term of the agreement as less than 100% on day one. In this regard we note that you have already projected a $21.4 million decline in the fair value of the forward purchase agreement on day one, as reflected in your March 31, 2023 pro forma balance sheet, assuming maximum redemptions with shares purchased under the Backstop Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that that it has revised the disclosure on page 74 of the Amended Registration Statement as requested.

Business of AIRO

Formation of AIRO Group Holdings, Inc., page 149

10.	We note multiple promissory notes payable within five days of the closing of the business combination. Please discuss the impact the payments will have on your liquidity and capital resources after the business combination. Also, disclose the source of the funds to be used to make such payments.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 123 through 135 and page 150 of the Amended Registration Statement as requested to disclose the impacts of recording these liabilities on the pro forma condensed combined balance sheet as well as the partial cash and equity settlement of these promissory notes.

Certain Relationships and Related Transactions

AIRO Related Party Transactions, page 232

11.	We note your response to prior comment 32. We also note your disclosure that AIRO shall pay NGA a fee upon completion of an initial pubic offering. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have revised the disclosure on page 232 of the Amended Registration Statement to reflect that the transaction fee to NGA is payable upon the completion of the business combination. Further we have amended the pro forma condensed combined financial statements on pages 123 through 135 of the Amended Registration Statement to disclose the impacts of recording this liability on the pro forma condensed combined balance sheet as well as the partial cash and equity settlement of this fee.

AIRO Group Holdings - Audited Financial Statements

1. The Company and Summary of Significant Accounting Policies

Consolidation and Basis of Presentation, page F-80

12.	We note your response to prior comments 35 and 45. Based upon your disclosures regarding the Put-Together Transaction, it appears that each of the acquired entities had separate merger agreements with Holdings. Given this, since Holdings and Aspen Avionics were the only parties to the recapitalization transaction whereby Aspen was determined to be the accounting acquirer, it continues to be unclear to us why the historical financial statements of Aspen prior to April 1, 2022, as the predecessor, would include the results of operations of any entity other than Aspen itself. Please revise your presentation or provide us with a detailed analysis of the accounting literature you relied upon to support your presentation.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the merger partners worked together over an extended period of time in the process of coming to agreement with the individual entity merger agreement terms as well as the overall terms of the Put-Together arrangement and organization. In the form of the overall plan, all of the parties entered into a single base merger agreement as a unified approach to the creation of the Put-Together Transaction and organization. The primary consideration for the Company in applying the technical accounting considerations was the economic substance and singular transactional view of the Put-Together Transaction arrangement. The prior year comparative figures for the quarter ended March 31, 2022 on pages 123 through 135 of the Amended Registration Statement is limited to Aspen alone. The consolidated statement of operations for the year ended December 31, 2022 includes the Merger Entities from the acquisition dates as opposed to the April 1, 2022 reorganization date, however, the net loss attributable from the acquisition dates to April 1, 2023 was $0.7 million and is included in pages 123 through 135 of the Amended Registration Statement, and thus further revisions as to the presentation on pages 123 through 135 of the Amended Registration Statement for the year ended December 31, 2022 is not considered necessary. The Company further advises the Staff that it has revised the disclosure on pages 34, 119 and 125 of the Amended Registration Statement to reflect the net loss of $0.7 million as described above.

2. Put-Together Transaction, page F-93

13.	We note your response to prior comment 46 regarding the promissory notes issued as consideration for the acquisitions of AIRO Drone, LLC, Sky-Watch A/S, and Coastal Defense, Inc. As previously requested, please summarize your planned accounting treatment for each contingent consideration arrangement upon completion of the SPAC merger.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 123 through 135 of the Amended Registration Statement as requested to disclose the impacts of recording these liabilities on the pro forma condensed combined balance sheet as well as the partial cash and equity settlement of these promissory notes.

14.	We note your response to prior comment 47. As previously requested, please tell us and disclose the significant factors, assumptions, and methodologies you used to determine the fair value of your common stock. Additionally, please cite the specific accounting guidance you relied upon in determining that the fair value of the common stock should be based upon the future combined entity rather than the fair value of the common stock at the time the shares were issued as partial consideration in the acquisitions of Sky-Watch A/S, Jaunt Air Mobility LLC, and Coastal Defense, Inc.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that an independent valuation firm was engaged to conduct a comprehensive analysis, considering factors such as the nature of the business, economic outlook, financial condition, earnings capacity, dividend-paying capacity, the existence of goodwill or intangible value, sales of comparable stocks, and market prices of similar companies in the industry.

The valuation report analyzed financial and operating data of comparable companies in the eVTOL and defense sectors. Multiples, including the market value of invested capital (MVIC) to revenue, MVIC to EBITDA, and MVIC to EBIT, were selected based on industry-specific considerations, historical performance, and forecasted revenue and expenses. These multiples were weighted and applied to historical revenues and earnings to estimate the fair value of the combined entity.

The determination of fair value, based on the future combined entity rather than the fair value at the time of issuance, followed accounting principles and standards. Specifically, guidance from the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, governing business combinations, was considered, ensuring consistency and transparency in financial reporting.

The valuation report also considered factors outlined in Internal Revenue Service (IRS) Revenue Ruling 59-60, providing guidance on valuing business enterprises. This ensured a comprehensive and reliable estimate of fair value, aligning with the principles set forth in the ruling.

Based on the above accounting guidance, it was determined that the fair value of the common stock should reflect the future combined entity. This approach is in accordance with ASC 805 requirements, offering an assessment that considers potential synergies and growth prospects resulting from the acquisitions.

4. Revolving Lines of Credit and Long-Term Debt

Impact of Restructuring - Debt Conversions, page F-102

15.	We note your response to prior comment 48 and have the following comments:

●

You indicate in your response that the fair value of the conversion feature was $11.8 million. Considering the significance of this fair value in comparison to the $13.6 million fair value of debt provided in your response, it is unclear to us why you do not consider the eliminated conversion feature to be substantive. Accordingly, please tell us in detail how your accounting treatment complies with ASC 470-50-40-10(b) and ASC 470-20-40-9(a).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the discussion of the debt exchange focused on the aggregate proceeds that the holders would have received under the conversion feature versus the aggregate value received in the debt exchange. The $11.8 million value referenced did not indicate the fair value of the conversion feature but was, instead, the value of the merger consideration that would have been received by the holders provided they converted the debt into Series E Preferred Stock and then subsequently exchanged that Series E Preferred Stock for Aspen Avionics common stock and then Holdings common stock under the terms of the Holdings and Aspen Avionics merger agreement.

Under the terms of the original debt agreements for the convertible debt, the carrying value of the debt was $13.6 million, representing a per annum discount rate of approximately 12.5% to the maturity date, as of the exchange date including the “Maturity Premium” components. The Maturity Premium components included principal and interest at 200% or 100% of the original principal and interest on the convertible notes depending upon the debt issuance if the debt investor held the debt to the maturity date. The conversion terms under the debt agreements provided for the conversion only of the base principal and interest amounts at $1.00 per share for Series E preferred stock and the debt investor would lose the benefit of the Maturity Premium components for failure to hold the debt instruments to the maturity date. As such, for the debt converted to fixed payment amounts, the debt investors would lose the benefit of $6.1 million in Maturity Premium components and would only be able to convert $7.5 million of the base principal and interest to 7.5 million shares of Series E preferred stock.

The hypothetical conversion to 7.5 million shares of Series E Preferred Stock would carry a liquidation preference of $2.50 per share resulting in a total liquidation preference of $18.8 million for the converted shares in the AIRO Group Holdings and Aspen Avionics merger. However, due to the aggregate Series E Preferred Stock liquidation preference of $39.8 million, which included the existing Series E Preferred Stock exceeding the $24.8 million of common stock fair value available to the Series E preferred stockholders under the distribution matrix, the holders of Series E Preferred Stock would receive a number of AIRO shares based on a prorated value for the shareholders. This resulted in $11.8 million in fair value to be received by the debt investors with the ability to convert their debt to Series E Preferred Stock.

In the context of this exchange, under ASC 470-50-40-10(b) an exchange of debt instruments that are substantially different is accomplished if the conversion option eliminated was substantive at the date of the modification or exchange. As discussed above, the holder would receive proceeds with a lower fair value through the exercise of the conversion option compared to the fair value of the proceeds received with the new debt instrument. As such, the Company concluded that the conversion option was non-substantive at the date of the modification or exchange. ASC 470-20-40-9(a) notes that the fair value of the conversion feature relative to the fair value of the debt instrument may be helpful in assessing whether a conversion feature is substantive. The Company considered the guidance of ASC 470-20-40-9(a) in its assessment of the conversion feature that was eliminated in the exchange; however, the analysis of the proceeds to the debt holders under the conversion terms of the original debt terms in comparison to the proceeds of the new debt instrument showed that the debt holders gained economically under the revised terms. As such, the Company concluded that the conversion feature was non-substantive at the time of the conversion.

●	Tell us why your determination of the fair value of the conversion option contemplates the value of the merger consideration to Aspen shareholders when the exchange of debt instruments occurred as of March 31, 2022, prior to Aspen’s transaction with AIRO Holdings.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the exchange of debt instruments and the Aspen Avionics merger with AIRO Holdings were negotiated together and were components of an overall restructuring plan to facilitate the merger. The Aspen Avionics and AIRO Holdings merger agreement specified that only a certain amount of Aspen Avionics debt would be transferred to the combined entity. As a result, to facilitate the transition and merger, the respective execution dates were staggered and set at March 31 and April 1, 2022. The facts and circumstances of the series of transactions involved with the restructuring are considered together to evaluate the overall economic substance of the Aspen Avionics and AIRO Holdings merger.

Exhibits

16.	We note you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation SK. Please include a prominent statement on the first page of the redacted exhibit, if true, that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private and confidential. Also, include brackets indicating where the information is omitted from the exhibit.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Exhibit 10.12 as requested.

General

17.	We note your response to prior comment 6. Please revise to disclose the Class B ordinary shares were provided to the sponsor and CEO in exchange for the agreement to waive their redemption rights.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 13, 61 and 77 of the Amended Registration Statement as requested.

18.	We understand that Citigroup Global Markets Inc. (“Citigroup”), the lead underwriter in your SPAC IPO, intends to waive the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with Citigroup. Revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the SPAC received a formal letter from Citigroup Global Markets Inc. (“Citigroup”) on May 24, 2023, advising that Citigroup had waived any entitlement it may have had to the deferred underwriting commissions of approximately $10.7 million in respect of any business combination. Pursuant to the underwriting agreement entered into with Citigroup at the IPO, Citigroup’s deferred underwriting commissions are to be paid out of the Trust Account at the closing of the Business Combination. Kernel contacted Citigroup after the Extension Meeting resulting in the redemption of 22,848,122 Kernel Class A Ordinary Shares with only $74.7 million remaining in the Trust Account. Citigroup did not provide an explanation for the waiver in its formal letter dated May 24, 2023. Citigroup has not performed any additional services for Kernel after the IPO and is not expected to perform any additional services following the consummation of the Business Combination. The Company has revised the disclosure on page 65 of the Amended Registration Statement as requested.

19.	Please describe what relationship existed between Citigroup Global Markets Inc. (“Citigroup”) and the SPAC after the close of the IPO, including any financial or merger related advisory services conducted by Citigroup. For example, clarify whether Citigroup had any role in the identification or evaluation of business combination targets.

Response: Citigroup has not performed any additional services for Kernel after the IPO and is not expected to perform any additional services following the consummation of the Business Combination. The Company has revised the disclosure on page 65 of the Amended Registration Statement as requested.

20.	Please clarify that Citigroup Global Markets Inc. claims no role in the SPAC’s business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 65 of the Amended Registration Statement as requested.

21.	Please tell us whether you are aware of any disagreements with Citigroup Global Markets Inc. (“Citigroup”) regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that Citigroup was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Citigroup is waiving such fees and disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is not aware of any disagreements with Citigroup Global Markets Inc. regarding the disclosure in the Registration Statement and it has revised the disclosure on page 65 of the Amended Registration Statement as requested.

22.	We note your disclosure that Citigroup Global Markets Inc. (“Citigroup”) did not provide a reason for waiving its deferred underwriting commission. If there was no dialogue and you did not seek out the reasons why Citigroup was waiving its deferred fees, despite already completing their services, please indicate so in your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Kernel did seek out the waiver, but Citigroup did not provide a reason for waiving its deferred underwriting commission. The Company has revised the disclosure on page 65 of the Amended Registration Statement as requested.

23.	Please provide us with any correspondence between Citigroup Global Markets Inc. (“Citigroup”) and AIRO Group Holdings, Inc. relating to Citigroup’s resignation.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will provide the Staff with the formal letter received by Citigroup on May 24, 2023 under separate cover.

*****

If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact me at (202) 689-2987.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker